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                            November 21, 2023

       Todd M. DuChene
       Chief Legal Officer
       Core Scientific, Inc.
       210 Barton Springs Road, Suite 300
       Austin, TX 78704

                                                        Re: Core Scientific,
Inc.
                                                            Application for
Qualification of Indentures on Form T-3
                                                            Filed November 17,
2023
                                                            File No. 022-29109

       Dear Todd M. DuChene:

                                                        This is to advise you
that we have not reviewed and will not review your application.

              Please refer to Section 307(c) of the Trust Indenture Act of 1939 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Lulu
Cheng at 202-551-3811 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Crypto Assets
       cc:                                              Merritt Johnson